SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from__________to____________

Commission File No. 001-15185

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN
(Full Title of Plan)

FIRST HORIZON NATIONAL CORPORATION
(Issuer of Securities Held Pursuant to Plan)

     165 MADISON AVENUE
MEMPHIS, TENNESSEE 38103
(Address of Principal Executive Office of Issuer and of Plan)

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Index to Financial Statements and Supplemental Schedule

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits,
December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits,
Year ended December 31, 2008	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2008	12

Note:

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is nothing to report.

KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Report of Independent Registered Public Accounting Firm

The Pension, Savings and Flexible Compensation Committee of
First Horizon National Corporation:

We have audited the accompanying statements of net assets available for benefits of First Horizon National Corporation Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 basic financial statements taken as a whole.

/s/ KPMG LLP
Memphis, Tennessee
June 26, 2009

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Investments - at fair value:
First Horizon National Corporation, common stock	$109,805,705	$143,373,348
Mutual funds	145,342,769	318,598,167
Money market funds	34,958,509	38,577,410
Stable value fund (common/collective trust)	24,682,590	27,441,799
Common/collective trust fund	3,068,326	3,147,456
Segregated participant investments	1,229,204	2,049,725
Total investments - at fair value	319,087,103	533,187,905

Cash	1,623,087	1,146,368
Participant loans	10,481,939	17,586,047
Receivables:
Employee contributions	568,118	862,232
Employer contributions	237,410	375,124
Interest	2,536	4,533
Dividends	-	3,222,577
Due from broker	154,040	1,289,244
Total receivables	962,104	5,753,710

Total assets	332,154,233	557,674,030

Liabilities:
Loans payable	60,643	107,402
Income tax withholding liability	61,673	101,325
Due to broker	31,714	332,109
Other liabilities	87,901	274,667

Total liabilities	241,931	815,503

Net assets available for benefits, at fair value	$331,912,302	$556,858,527

Adjustment to contract value from fair value
for interest in common/collective trust relating to
fully benefit-responsive investment contracts	1,183,807	192,609

Total investments	333,096,109	557,051,136

See accompanying notes to financial statements.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2008

2008
Additions (reductions):
Additions (reductions) to net assets attributed to:
Investment income (loss):
Net depreciation in investments	$(157,568,443)
Interest income	1,028,101
Dividend income	11,394,627
Total investment loss	(145,145,715)
Contributions:
Participants	31,742,184
Employer	15,497,521
Rollovers	1,095,905
Total contributions	48,335,610
Total additions (reductions)	(96,810,105)
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants or beneficiaries	91,475,715
Transfer of Home Loans division	34,992,732
Administrative expenses	676,475
Total deductions	127,144,922

Net decrease	(223,955,027)
Net assets available for benefits:
Beginning of year	557,051,136
End of year	$333,096,109

See accompanying notes to financial statements.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2008 and 2007

(1) Plan Description

The following description of First Horizon National Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution retirement savings plan established April 23, 1978, for qualified employees of First Horizon National Corporation and certain affiliates (the Company or Plan Sponsor) to provide a savings plan for those employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Since inception, the Plan agreement has been amended periodically to conform with provisions of ERISA and other laws and regulations. The Plan is administered by the Pension, Savings and Flexible Compensation Committee of the Company. Charles Schwab Trust Company (CSTC) began serving as trustee of the Plan on June 11, 2007; prior to that date Nationwide Trust Company, FSB (NTC) was the trustee. Pursuant to the Plan document, certain retirees are allowed to segregate and direct their accounts into investments outside the investment options available to active participants and defer payment of benefits. These segregated accounts are presented in a single line item in the financial statements and are trusteed by First Tennessee Bank National Association (FTBNA), the Company’s primary affiliate. The 401(k) Company serves as record keeper of the Plan.

(a)	Contributions

Under the terms of the Plan, full-time employees are eligible to participate in the Plan immediately. Part-time employees are eligible to participate upon completion of twelve months of service in which they have worked 1,000 hours or more. A participant may authorize payroll deductions from 1% to 100% of eligible pay (subject to certain legal limitations) as contributions, to be invested as authorized by the participant. The Plan allows participants to make pre-tax contributions (from 1% to 90% of eligible pay) and after-tax contributions (from 1% to 10% of eligible pay). Participants may also rollover amounts representing distributions from other defined benefit and/or defined contribution plans. Participants direct their contributions into various investment options offered by the Plan and may elect to change their investment authorizations at any time.

The Company makes two types of contributions on behalf of participants to the Plan – Company matching contributions and Company savings contributions. After one year of service all participants are eligible for matching contributions. All participants receive 50% of the first 1% to 6% of participant pre-tax contributions invested in the First Horizon National Corporation Stock Fund (ESOP).

The Company provides Flexible Dollars to employees to spend on benefits or to deposit into the Plan. Participants’ Flexible Dollars deposited into the Plan are identified as Company savings contributions and are not eligible for matching contributions. All Company contributions, and allocated earnings or losses thereon, are 100% vested and may be immediately re-directed at the discretion of the participant.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2008 and 2007

(b)	Payment of Benefits

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s interest in their account, or installment payouts, as defined. For termination of service for other reasons, a participant may receive the value of the interest in their account as a lump-sum distribution. The Plan also provides for in-service and hardship withdrawals. A participant may request a withdrawal of all or part of their after-tax, rollover and profit sharing contributions at any time. Upon obtaining the age of 59 ½, a participant may request a withdrawal of all or a portion of the value of their account. In-service withdrawals are limited to four such withdrawals during a calendar year. Hardship withdrawals are allowed at any time for certain financial needs, as defined. Account balances invested in the ESOP may be received in the form of shares of Company common stock.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and Plan earnings or losses, and is charged with an allocation of asset management fees and certain other recordkeeping expenses. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

(d)	Participant Loans

Active employee participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. General purpose loan terms range from 6 to 60 months and primary residence loan terms range from 6 to 120 months. The loans are secured by the balance in the participant’s account and bear interest at the prime interest rate at the time of the participant’s request of the loan. Principal and interest is paid ratably through payroll deductions. Up to three loans may be outstanding at one time, but participants can have only one general purpose loan and one primary residence loan per calendar year.

(2)	Summary of Significant Accounting Policies

	(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting, with the exception of benefit payments which are recorded when paid.

As described in the Financial Accounting Standards Board (FSAB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined- Contribution Health and Welfare and Pension Plans (the FSP) investments in fully benefit-

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2008 and 2007

responsive investment contracts are required to be presented at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts though a common/collective trust. As required by the FSP, the accompanying Statement of Net Assets Available for Benefits presents the fair value of the investments in the common/collective trust as well as the adjustment to contract value relating to the investment contracts. The accompanying Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments in mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges as of the last business day of the year. Investments in money market funds are stated at fair value based on the closing net asset value of shares held by the Plan at year end. The investment in the stable value fund is stated at contract value as determined by the issuer based on the cost of the underlying investments in guaranteed investment contracts plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Other common/collective trust funds are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. Investments in common stocks are valued at the last reported sales price on the last business day of the year. U.S. government agency securities are valued at the mean of the bid and ask prices on the last business day of the year.

Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis and is recognized when earned. Dividend income is accrued on the ex-dividend date. Realized gains and losses from investment transactions are reported on the average cost method. Investment income includes unrealized appreciation and depreciation of investments.

Pursuant to the Plan document, certain retirees are allowed to segregate and direct the investment of their accounts and defer payment of benefits. These investments are individually valued according to the accounts and are presented in a single line item in the financial statements.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2008 and 2007

(d)	Contributions

Participant and Employer contributions are recognized when earned. Rollovers are recognized when approved by the Plan Sponsor.

(e)	Benefit Payments

Benefits paid to participants or beneficiaries are recognized when paid.

(f)	Administrative Expenses

Administrative expenses are recognized when incurred.

(g)	Participant Loans

Loans to participants are recorded at amortized cost, which is equal to the unpaid principal balance and any accrued interest, which approximates fair value.

(h)	Recent Accounting Pronouncements

The Plan adopted the Financial Accounting Standards Board (“FASB”) Interpretation No.48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”) on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in tax positions and requires that the Plan recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The adoption of FIN 48 did not have an impact on the Plan’s financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Plan adopted the provisions of SFAS 157 for its plan year beginning January 1, 2008. There was no material impact on the Plan as a result of the adoption of SFAS 157.

(i)	Reclassifications

Certain prior year amounts have been reclassified to conform to the 2008 presentation.

(3)	Risks and Uncertainties

Investment securities, including First Horizon National Corporation common stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2008 and 2007

(4)	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(5)	Tax Status of Plan

The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by a letter dated October 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receipt of such letter; however, the Plan’s management believes that the Plan remains in compliance with the applicable requirements of the IRC.

The income tax withholding liability of $61,673 and $101,325 as of December 31, 2008 and 2007, respectively, represents participant taxes for early withdrawal. These taxes are withheld by the Plan Sponsor on behalf of the participant and remitted to the IRS.

(6)	Related Party Transactions

Transactions related to the First Horizon National Corporation common stock qualify as party-in- interest transactions.

(7)	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31, 2008 and 2007:
	2008	2007
First Horizon National Corporation – common stock	$109,806,656	$143,374,945
Royce Premier Fund	32,989,935	65,314,195
Dodge & Cox Balanced Fund	29,655,641	64,594,391
Harbor Fund International Fund	27,497,453	76,101,571
Goldman Sachs Structured US Equity	19,260,312	43,084,070
Goldman Sachs Financial Square – money market fund	34,948,843	38,347,916
Amvescap National Trust Company – common/collective trust	24,682,590	27,441,799
Vanguard 500 Index Fund - Admiral	18,824,449	38,098,212

For the year ended December 31, 2008, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, depreciated in value by $157,568,443, as follows:

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2008 and 2007

2008
First Horizon National Corporation – common stock	$(59,120,637)
Mutual Funds	(97,691,416)
Segregated Participant Investments	(756,390)
$(157,568,443)

(8)	Subsequent Events

Subsequent to December 31, 2008, the Plan was amended to include a Roth 401(k) investment option and other administrative changes.

(9)	Fair Value Measurements

SFAS 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.
Level 2	Inputs to the valuation methodology include:
quoted prices for similar assets or liabilities in active markets;
quoted prices for identical or similar assets or liabilities in inactive markets;
inputs other than quoted prices that are observable for the asset or liability;
inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008:

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2008 and 2007

Investments at Fair Value as of December 31, 2008

	Level 1		Level 2	Total

Mutual funds	$145,342,769	$		$145,342,769
Common stocks	110,394,596			110,394,596
U.S. government securities	84,080			84,080
Common/collective trust funds			27,750,916	27,750,916
Money market funds	35,505,076		9,666	35,514,742
	$291,326,521		$27,760,582	$319,087,103

(10) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 filed for 2007 and expected to be filed for 2008:

	2008	2007

Net assets available for benefits per the financial statements	$333,096,109	$557,051,136
Less: Benefits payable	(815,522)	(1,545,840)
Adjustment to contract value	(1,183,807)	(192,609)
Net assets available for benefits per the Form 5500	$331,096,780	$555,312,687

Benefits payable is recorded as a liability in the Plan’s Form 5500. However, this amount is not recorded as a liability in the accompanying statement of net assets available for benefits in accordance with U.S. generally accepted accounting principles.

The following is a reconciliation of benefits paid to participants and investment income per the financial statements to the Form 5500 expected to be filed for 5008:

2008

Benefits paid to participants per the financial statements	$91,475,715
Less: accrual for prior year	(1,545,840)
Add: accrual for current year	815,522
Benefits paid to participants per the Form 5500	$90,745,397

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2008 and 2007

2008
Total investment loss per the financial statements	$(145,145,715)
Add: adjustment to contract value – prior year	192,609
Less: adjustment to contract value – current year	(1,183,807)
Total investment loss per the Form 5500	$(146,136,913)

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Plan Number: 002
EIN: 62-0803242
December 31, 2008

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value

	Federated Capital Reserves	Money market fund	$9,666
	Goldman Sachs Financial Square	Money market fund	34,948,843

	Amvescap National Trust Company	Common/collective trust - stable value fund	24,682,590

	Barclays Global Life Path Index 2010 Fund	Common/collective trust fund	495,900
	Barclays Global Life Path Index 2015 Fund	Common/collective trust fund	605,633
	Barclays Global Life Path Index 2020 Fund	Common/collective trust fund	514,982
	Barclays Global Life Path Index 2025 Fund	Common/collective trust fund	318,205
	Barclays Global Life Path Index 2030 Fund	Common/collective trust fund	338,514
	Barclays Global Life Path Index 2035 Fund	Common/collective trust fund	130,486
	Barclays Global Life Path Index 2040 Fund	Common/collective trust fund	247,039
	Barclays Global Life Path Index 2045 Fund	Common/collective trust fund	163,197
	Barclays Global Life Path Index Retirement	Common/collective trust fund	254,370

	Dodge & Cox Balanced Fund	Mutual fund	29,655,641
	Goldman Sachs Core Fixed Income/Inst	Mutual fund	13,689,298
	Goldman Sachs Structured Small Cap Equity	Mutual fund	-
	Goldman Sachs Structured US Equity	Mutual fund	19,260,312
	Harbor Fund International Fund	Mutual fund	27,497,453
	Old Mutual Copper Rock Emerging Growth	Mutual fund	3,425,680
	Royce Premier Fund	Mutual fund	32,989,936
	Vanguard 500 Index Fund - Admiral	Mutual fund	18,824,449

*	First Horizon National Corporation	First Horizon National Corporation
		common stock fund, 10,388,430 shares	109,805,705

*	Various participants	Loan fund, interest rates ranging from 4.0% to 9.5% with
		varying maturity dates through 2018, collateralized by
		participants' right, title and interest in and to the Plan	10,481,939

	Segregated participant investments:

	Fidelity Inst'l Govt Portfolio	Money market fund	556,233

	Federal Home Loan Bank	U.S. government agency note, 6.0%, due 2/12/2016	84,044
	Federal Home Loan Mortgage Corporation	U.S. government agency pool #182031, 10.0%, due 12/1/2010	36

	Cross A T Company	Corporate stock, 1000 shares	2,780
	Deltic Timber Corporation	Corporate stock, 571 shares	26,123
	JP Morgan Chase & Company	Corporate stock, 720 shares	22,702
	Merrill Lynch & Company, Inc.	Corporate stock, 5500 shares	64,020
	Miller Herman, Inc.	Corporate stock, 4000 shares	52,120
	Murphy Oil Corporation	Corporate stock, 8000 shares	354,800
	Parametric Technology Corporation	Corporate stock, 553 shares	6,995
	Supervalu, Inc.	Corporate stock, 4000 shares	58,400
*	First Horizon National Corporation	First Horizon National Corporation, 90 shares	951

			$329,569,042

* Indicates party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

EXHIBITS

        The following documents are filed as exhibits to this Form 11-K:

     1. Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension, Savings and Flexible Plan Committee of the First Horizon National Corporation Savings Plan (“Plan”) has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Date: June 29, 2009	By:	/s/ KENNETH R. BOTTOMS
Kenneth R. Bottoms
Senior Vice President – Total Rewards and
Member of the Pension, Savings and
Flexible Compensation Committee

EXHIBIT INDEX

No.	Description

23	Consent of Independent Registered Public Accounting Firm